

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 15, 2008

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
4400 Carillon Point
Kirkland, WA 98033

> **Re:** **Clearwire Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 9, 2008**
> **File No. 001-33349**

Dear Mr. Hodder:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Celeste Murphy
Legal Branch Chief